UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Global Seed Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

379383102

(CUSIP Number)

October 30, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 379383102

1	Names of Reporting Persons Leung Siu Hung
2	Check the appropriate box if a member of a Group (see instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Hong Kong, China
Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 16,689,000
	6	Shared Voting Power 0
	7	Sole Dispositive Power 16,689,000
	8	Shared Dispositive Power 0
9	Aggregate Amount Beneficially Owned by Each Reporting Person 16,689,000
10	Check box if the aggregate amount in row (9) excludes certain shares (See Instructions) ☐
11	Percent of class represented by amount in row (9) 6.4%
12	Type of Reporting Person (See Instructions) IN

Explanatory Note:

The sole purpose of this Amendment No. 1 to Schedule 13G is to amend the Schedule 13G filed with the SEC on November 13, 2019 (the “Original Schedule 13G”) and to correct an inadvertent error, which is to correct the percentage of Mr. Leung’s shareholding from 16.4% to 6.4%. No other changes have been made to the Original Schedule 13G.

Item 1.

(a)	Name of Issuer: Global Seed Corporation

(b)	Address of Issuer’s Principal Executive Offices:

3906-3907, Vanke ITC Center, Changan

Dongguan, China 523845

Item 2.

(a)	Name of Person Filing: Leung Siu Hung

(b)	Address of Principal Business Office or, if None, Residence:

Flat B 6/F Tower 2A 18 Castle Peak Road Tam Mi, Park Yoho Venezia Yuen Long NT

(c)	Citizenship:

Hong Kong, China

(d)	Title and Class of Securities:

Common Stock

(e)	CUSIP No.:

379383102

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;

(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)	☐	A non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J);

(k)	☐	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with Rule 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

(a)	Amount Beneficially Owned:

16,689,000

(b)	Percent of Class:

6.4%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

16,689,000

(ii)	Shared power to vote or to direct the vote:

0

(iii)	Sole power to dispose or to direct the disposition of:

16,689,000

(iv)	Shared power to dispose or to direct the disposition of:

0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of more than Five Percent on Behalf of Another Person.

Not applicable

Item 7.	Identification and classification of the subsidiary which acquired the security being reported on by the parent holding company or control person.

Not applicable

Item 8.	Identification and classification of members of the group.

Not applicable

Item 9.	Notice of Dissolution of Group.

Not applicable

Item 10.	Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 15, 2019

By:	/s/ Leung Siu Hung
Name:	Leung Siu Hung

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